BONTAN CORPORATION INC.

NEWS RELEASE:

BONTAN CORPORATION INC. PROVIDES DRILLING REPORT UPDATE ON ITS LOUISIANA GAS PROJECT

TORONTO, ON – October 11, 2005, Bontan Oil & Gas Corporation, a wholly owned subsidiary of Bontan Corporation Inc. (OTCBB: BNTNF) (“Bontan”), is pleased to report the current drilling status as at October 11, 2005 with regards to its initial test well, Placide Richard No. 1:

Spud date:

August 21, 2005

Present depth:

14,059 ft. (Measured depth)

Drilled :

from 13,522 to 14,059 ft.

Wireline logs Ran:

from 11,861 ft. to 13,518ft.

Ran and cemented:

75/8 inch drilling liner at 13,522 ft. measured depth

Current operation:

Drilling ahead

A mud logger has been on the location since September 4, 2005.

The initial well should reach the proposed total depth of 15,300’ within 10 days. The zones to be tested by the initial well have possible reserves of up to 50 billion cubic feet equivalent of gas (BCFE).

Brammer Engineering, Inc. of Shreveport, La. is the engineering manager of the gas exploration project in eastern Calcasieu Parish, Louisiana and is managing drilling operations conducted by Grey Wolf, Inc  (AMEX: GW) of Houston, TX for the initial test well.

Bontan will continue to release weekly reports during the drilling period, with other announcements as operational activities dictate and upon achieving target depth.

About Bontan Corporation Inc.:

Bontan Corporation Inc. [OTCBB: BNTNF] is an international diversified natural resource company that operates and invests in major exploration prospects. Bontan currently has a 49% working interest in a gas exploration project in eastern Calcasieu Parish, Louisiana.

Through its wholly owned subsidiaries, Bontan seeks highly visible opportunities in countries around the globe with a history of natural resource production that offer exciting and attractive propositions. Bontan will seek to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

For further information, please contact Kam Shah, CEO and CFO, at 416-929-1806. To find out more about Bontan Corporation Inc. (OTCBB: BNTNF), visit our website at www.bontancorporation.com.

For Media Relations, contact John Robinson at Current Capital Corp. at 416-860-0211 or 1-877-859-5200

No regulatory authority has approved nor disapproved the content of this release.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). In particular, when used in the preceding discussion, the words "plans", "confident that", "believe", "expect", or "intend to", and similar conditional expressions are intended to identify forward-looking statements within the meaning of the Act and are subject to the safe harbor created by the Act. Such statements are subject to certain risks and uncertainties and actual results could differ materially from those expressed in any of the forward-looking statements.